UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: March 2, 2009

EXHIBIT INDEX

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES SHAREHOLDER

RESOLUTIONS ADOPTED AT EXTRAORDINARY

GENERAL MEETING

Beijing, China (February 28, 2009)—Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, announced shareholder resolutions adopted at its extraordinary general meeting of shareholders held in Hong Kong today.

The Company’s proposals related to the amendments of the Share Incentive Plan (“Plan”) were adopted at the extraordinary general meeting. Under the Plan, the maximum number of ordinary shares1 reserved for issuance pursuant to the Plan has been increased from 32,145,000 to 42,145,000. Meanwhile, the Committee (as defined in the Plan) is expressly authorized to adjust the exercise price per share subject to an option granted under the Plan when necessary.

For more information regarding these resolutions, please review the Notice of Extraordinary General Meeting of the Company available at the SEC website at http://idea.sec.gov/Archives/edgar/data/1403849/000119312509031730/d6k.htm

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes 3D massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi” and “Pocketpet Journey West”; and a 3D online casual game: “Hot Dance Party”. While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

[1]	These shares may be represented by the Company’s American Depositary Shares, each of which represents five Class B ordinary shares.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “future,” “plans,” “believes” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com